Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	Dec. 31,	September 30,
(Thousands of Dollars)	2013	2013	2012	2011	2010	2009
Income from continuing operations before interest
charges and income taxes	$120,322	$98,938	$113,875	$118,424	$107,986	$126,517
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	2,030	2,009	1,591	1,799	1,825	1,833
Total Earnings	$122,352	$100,947	$115,466	$120,223	$109,811	$128,350

Interest on long-term debt	$29,796	$25,539	$22,958	$23,161	$24,583	$24,583
Other interest	3,242	3,063	1,988	2,256	2,269	5,163
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	2,030	2,009	1,591	1,799	1,825	1,833
Total Fixed Charges	$35,068	$30,611	$26,537	$27,216	$28,677	$31,579
Ratio of Earnings to Fixed
Charges	3.49	3.30	4.35	4.42	3.83	4.06